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                            ARTICLES OF INCORPORATION

                                       OF

                           MERRY LAND PROPERTIES, INC.


                                    ARTICLE I

         The name of the Corporation is MERRY LAND PROPERTIES, INC.

                                   ARTICLE II

         The initial registered office of the Corporation shall be at: 624
Ellis Street, Augusta, Richmond County, Georgia 30901. The initial registered agent of the Corporation at such address shall be: W. Hale Barrett.

                                   ARTICLE III

         The name and address of the incorporator is: Mark S. Burgreen, 801 Broad Street, Suite 700, Augusta, Georgia 30901.

                                   ARTICLE IV

         The mailing address of the initial principal office of the Corporation is 624 Ellis Street, Augusta, Georgia 30901.

                                    ARTICLE V

         The authorized capital stock of said corporation shall consist of:

         (a) 2,000,000 shares of preferred stock, without par value. The Board of Directors shall have the power to issue the preferred stock in one or more series, to designate the number of shares in each series, and to determine the preferences, limitations and relative rights of the preferred shares and of one or more series of preferred shares, all before the issuance of any shares of that series; and

         (b) 5,000,000 shares of common stock, without par value.


                                   ARTICLE VI



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         No director shall have any personal  liability to the Corporation or to its shareholders for monetary damages for breach of duty of care or other duty as a director, by reason of any act or omission, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) liabilities of a director of the type set forth in
Section  14-2-832  of  the  Georgia  Business   Corporation  Code;  or  (d)  any
transaction from which the director derived an improper personal benefit.

         The Corporation shall indemnify its directors and officers, whether serving the Corporation or at its request any other entity, to the full extent required or permitted by the Georgia Business Corporation Code now in force, including the advance of expenses to the full extent permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. No amendment of the Articles of Incorporation or Bylaws of the Corporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal. For purposes of this Article VI, reference to "the Corporation" shall be defined in Section 14-2-850 O.C.G.A. The indemnification and advancement of expenses provided by or granted pursuant to this Article VI shall, unless otherwise provided when a director's or officer's term is terminated, continue as to a person who has ceased to be a director or officer, and shall insure to the benefit of the heirs, executors and administrator of such a person.

                                   ARTICLE VII

         Notwithstanding any provision of law to the contrary, the affirmative vote of at least a majority of all of the votes entitled to be cast on the matter, and at least two-thirds of the shares voting shall be required, after due authorization, approval or advice of such action by the Board of Directors, as required by law, to approve and authorize the following acts of the
Corporation:

         (a) consolidation of the Corporation with one or more corporations to form a new consolidated corporation;

         (b) merger of the Corporation into another corporation or the merger of one or more other corporations into the Corporation;

         (c) sale, lease, exchange or other transfer of all, or substantially all, of the property and assets of the Corporation, including its goodwill and franchises;

         (d) the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation; or





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         (e)  any  other  transaction  that  Section  14-2-1110  of the  Georgia
Business Corporation Code defines as a "Business Combination."

                                  ARTICLE VIII

         In discharging the duties of their respective positions and in determining the duties of their respective positions and in determining what is believed to be in the best interests of the Corporation, the board of directors, committees of the board of directors, and individual directors, in addition to considering the effects of any action of the Corporation or its shareholders, may consider the interests of the employees, customers, suppliers, and creditors of the Corporation and its subsidiaries, the communities in which offices or other establishments of the Corporation and its subsidiaries are located, and all other factors such directors consider pertinent; provided, however, that any such provision shall be deemed solely to grant discretionary authority to the directors and shall not be deemed to provide to any constituency any right to be considered.

                                   ARTICLE IX

         Any action required by law or by the articles of incorporation or bylaws of the Corporation to be taken at a meeting of the shareholders of the Corporation and any action which may be taken at a meeting of the shareholders may be taken without a meeting if a written consent, setting forth the action so taken, shall be signed by persons entitled to vote at a meeting those shares having sufficient voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted, provided that action by less than unanimous written consent may not be taken with respect to any election of directors as to which shareholders would be entitled to cumulative voting. No such written consent shall be effective unless the consenting shareholder has been furnished the same material that would have been required to be sent to shareholders in a notice of a meeting at which the proposed action would have been submitted to the shareholders, or unless the consent includes an express waiver of the right to receive the material. Notice of such action without a meeting by less than unanimous written consent shall be given within ten (10) days of the taking of such action to those shareholders of record on the date when the written consent is first executed and whose shares were not represented on the written consent.

                                    ARTICLE X

         The Board of Directors of the Corporation shall have authority to acquire by purchase from time to time any shares of its issued and outstanding capital stock.

         The Board of Directors of the Corporation shall have, with respect to any such shares reacquired by the Corporation, the authority in its discretion:


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         (i)      to reissue and sell all or any part of such shares,

         (ii)     to cancel and retire all or any part of such shares,

         (iii)    to retain as treasury stock all or any part of such shares, or

         (iv) to create security interests in such shares that are retained as treasury shares.



         IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.




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                                        MARK S. BURGREEN, Incorporator




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